UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Altisource Portfolio Solutions S.A.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

L0175J104
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2015(1)
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This report constitutes a late filing due to administrative oversight on the part of the Reporting Persons. This Amendment No. 3 corrects certain information in the beneficial ownership table for Mr. Erbey that was inadvertently presented incorrectly in Amendment No. 2 originally filed on March 4, 2015.

CUSIP No. L0175J104	Schedule 13D	Page 2 of 8

1.	Names of Reporting Persons

William C. Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

857,668 (1)
	8.	Shared Voting Power

6,810,157 (2)
	9.	Sole Dispositive Power

857,668 (1)
	10.	Shared Dispositive Power

6,810,157 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,810,157 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

33.59%
14.	Type of Reporting Person (See Instructions)

IN
_______________
(1)	Includes (a) 125 restricted stock units; and (b) 857,543 options to purchase common stock that have vested but remain unexercised as of January 16, 2015.

(2)
Includes 5,952,489 shares of common stock held by Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”) of which Mr. Erbey, his spouse, E. Elaine Erbey, and Erbey Holding Corporation, a Delaware corporation (“Erbey Holding”) are members.  Erbey Holdings is wholly owned by Mr. Erbey.

CUSIP No. L0175J104	Schedule 13D	Page 3 of 8

1.	Names of Reporting Persons

E. Elaine Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

5,952,489 (3)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

5,952,489 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,952,489 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

29.6%
14.	Type of Reporting Person (See Instructions)

IN
_______________
(3)	Includes 5,952,489 shares held by Salt Pond Holdings, LLC.

CUSIP No. L0175J104	Schedule 13D	Page 4 of 8

1.	Names of Reporting Persons

Erbey Holding Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

5,952,489 (4)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

5,952,489 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,952,489 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

29.3%
14.	Type of Reporting Person (See Instructions)

CO
_______________
(4)	Includes 5,952,489 shares held by Salt Pond Holdings, LLC.

CUSIP No. L0175J104	Schedule 13D	Page 5 of 8

1.	Names of Reporting Persons

Salt Pond Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

United States Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

5,952,489 (5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

5,952,489 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,952,489 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

29.3%
14.	Type of Reporting Person (See Instructions)

CO
_______________
(5)	As of October 20, 2014, there were 20,271,929 outstanding shares of common stock as reported in the Issuer’s Form 10-Q for the period ending September 30, 2014.

Schedule 13D	Page 6 of 8

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D (“Original Schedule 13D”) originally filed jointly by William C. Erbey (the “Principal Reporting Person”), his spouse E. Elaine Erbey, FF Plaza Limited Partnership, Delaware Permanent Corporation and Erbey Holding Corporation (together with Salt Pond, the “Reporting Persons”) on November 1, 2011 (as amended by Amendment No. 1 originally filed on January 16, 2015 and Amendment No. 2 originally filed on March 4, 2015, the “Schedule 13D”).  This Amendment No. 3 corrects certain information in the beneficial ownership table for Mr. Erbey that was inadvertently presented incorrectly in Amendment No. 2 originally filed on March 4, 2015.  The Principal Reporting Person beneficially owns all of the shares of the Issuer beneficially owned by all of the Reporting Persons. Since the filing of the Original Schedule 13D, FF Plaza transferred its shares of the Issuer to Salt Pond, at which time both FF Plaza and Delaware Permanent ceased to beneficially own securities of the Issuer.  FF Plaza and Delaware Permanent have since been dissolved.  The dissolution of FF Plaza and Delaware Permanent did not change the Principal Reporting Person’s beneficial ownership of shares of the Issuer.

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, par value $1.00 per share (“Common Stock”), of Altisource Portfolio Solutions S.A., a company organized under the laws of Luxembourg (the “Issuer”).  The principal executive offices of the Issuer are located at 291, route d’Arlon, L-1150 Luxembourg, Grand Duchy of Luxembourg.

Item 2. Identity and Background.

Item 2(b) is amended and restated in its entirety as follows:

(b)           Mr. and Mrs. Erbey’s business address is P.O. Box 25437, Christiansted, United States Virgin Islands 00824.  The principal office of Salt Pond, a United States Virgin Islands limited liability company, is P.O. Box 25437, Christiansted, United States Virgin Islands 00824.  The principal office of Erbey Holding, a Delaware corporation, is P.O. Box 25437, Christiansted, VI 00824.

Item 2(c) is amended and restated in its entirety as follows:

(c)           As announced on December 22, 2014, Mr. Erbey stepped down from his position as a director and Chairman of the Board of Directors of the Issuer effective January 16, 2015 pursuant to a consent order between Ocwen Financial Corporation (“Ocwen”) and the New York State Department of Financial Services (the “Consent Order”).  Mr. Erbey also stepped down as an officer and director of Ocwen and from the boards of Ocwen’s related companies at that time.  Mrs. Erbey is Chief Financial Officer of Salt Pond.  Erbey Holding is a holding company for the investment of securities.  Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses.

Schedule 13D	Page 7 of 8

Item 4. Purpose of the Transaction.

Item 4 is amended and restated in its entirety as follows.

Subject to the terms of the Consent Order, the Principal Reporting Person intends to review continuously his investment in the Issuer, the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Principal Reporting Person may, from time to time, increase or decrease his ownership of Common Stock, pledge or lend Common Stock, propose, engage in or approve an extraordinary corporate transaction with regard to the Issuer or propose, engage in or approve any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
Exhibit 1	Joint Filing Agreement, dated January 16, 2015, by and among William C. Erbey, E. Elaine Erbey, Erbey Holding Corporation and Salt Pond Holdings, LLC.

Schedule 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2015

/s/ William C. Erbey
William C. Erbey

/s/ E. Elaine Erbey
E. Elaine Erbey

Erbey Holding Corporation

	By:	/s/ William C. Erbey
		Name:	William C. Erbey
		Title:	President

Salt Pond Holdings, LLC

	By:	/s/ William C. Erbey
		Name:	William C. Erbey
		Title:	President